FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1           Translation of letter to the Buenos Aires Stock Exchange dated June 5, 2013

TRANSLATION

Autonomous City of Buenos Aires, June 5, 2013

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref: Relevant Fact: Appointment of the Audit Committee

Dear Sirs:

The purpose of this letter is to comply with the requirements of the Regulations of the Buenos Aires Stock Exchange.

The Board of Directors of the Company, at its Meeting held on May 31, 2013 resolved to approve the composition of the Audit Committee, which shall be composed as follows:

Position	Name	Status

President	Héctor Walter Valle	Independent

Members	José Iván Brizuela	Independent
	Sebastián Uchitel	Independent

Alternate Member	Walter Vázquez	Independent

We inform that Mr. Héctor Walter Valle is the Audit Committee’s Financial Expert.

Yours faithfully,

Gabriel E. Abalos
Market relations officer
YPF S.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: June 5, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer